SHARP

SHARP CORPORATION
22-22 Nagaike-cho,Abeno-ku,Osaka
545-8522, Japan



June 24, 2004



Sharp Corporation
File No. 82-1116



Dear Sirs,

We would like to express our appreciation for your encouraging support of and interest in Sharp Corporation.

According to the Agreement, we herewith enclose the following documents.

| | Number |
|---|---|
| - NOTICE OF RESOLUTIONS OF THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS | 1 |



Yours very truly,

SHARP CORPORATION
Securities & Finance Dept.

June 24, 2004

# SHARP CORPORATION

## NOTICE OF RESOLUTIONS OF THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you that the following were reported and resolved at the 110th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter called the " Company"), held on June 24, 2004.

DESCRIPTION

Report: The Business Report, Balance Sheets and Statements of Income for the 110th Term (from April 1, 2003 to March 31, 2004)

A report was made on the contents of the above statements.

Resolutions:

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 110th Term

The proposal was approved and passed as originally proposed.
Regarding the dividends for the term, it was resolved that an annual dividend of ¥18 per share shall be distributed to shareholders for the term, an increase of ¥3 per share compared to the dividend for the previous term. The dividend to be paid shall be ¥10 per share, since an interim dividend of ¥8 per share has already been paid.

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

The proposal was approved and passed as originally proposed.
The summary of the amendment is as follows:

Because of the enforcement of the Law Concerning Amendments to Certain Provisions of the Commercial Code and Special Laws for the Commercial Code regarding Audit of Joint Stock Company (Law No. 132 of 2003, effective as of September 25, 2003), the Company is now permitted to acquire treasury shares by resolution of the Board of Directors if the Articles of Incorporation allow for the acquisition. In order to enable prompt implementation of the capital policies that correspond to changes in the business environment, the Company made the addition of Article 6 (Acquisition of Treasury Shares) to the Articles of Incorporation, and the renumbering of the Articles was done accordingly.

Proposal No.3: Election of 25 Directors of the Company

Messrs. Katsuhiko Machida, Shigeo Misaka, Hiroshi Saji, Akihiko Kumagai, Terumasa Yoneda, Toshishige Hamano, Keiichi Miyata, Masaaki Ohtsuka, Akira Mitarai, Shigeo Nakabu, Yoichi Sakai, Kenji Ohta, Yoshiaki Ibuchi, Masafumi Matsumoto, Hideaki Kamitsuma, Takashi Nakagawa, Itsuro Kato, Yoshiki Sano, Mikio Katayama, Takashi Okuda and Tetsuo Onishi were reelected as Directors. Messrs. Toshio Adachi, Toshihiko Fujimoto, Takuji Okawara and Takashi Tomita were newly elected as Directors. All of the aforementioned have taken office.

Proposal No.4: Election of 3 Corporate Auditors of the Company

Messrs. Tomohiro Gonda, Mitsuhiko Iwasaki and Michihiro Ishii were reelected as Corporate Auditors and have taken office.
Messrs. Mitsuhiko Iwasaki and Michihiro Ishii are outside Corporate Auditors prescribed in Article 18, paragraph 1 of the Special Laws for the Commercial Code regarding Audit of Joint Stock Company.

Proposal No.5: Payment of Condolence Money to Ex-Corporate Director Mr.Tohru Okuda and of Retirement Remuneration to Retiring Directors

The proposal was approved and passed that condolence money shall be paid to Ex-Corporate Director Mr. Tohru Okuda, and retirement remuneration shall be paid to Retiring Directors, Messrs. Buheita Fujiwara, Zempei Tani, Kensuke Yamada, Toshiaki Urushisako and Toshiyuki Tajima, of an appropriate amount pursuant to standards prescribed by the Company, and that the authority to decide the amounts, timing and methods of the payment be delegated to the Board of Directors.

---

At the Board of Directors' Meeting, after the Ordinary General Meeting of Shareholders, the following representative directors and directors who hold posts of responsibility were elected, and all of them have taken office.

Representative Director, President: Katsuhiko Machida
Representative Director, Corporate Senior Executive Vice President: Shigeo Misaka
Representative Director, Corporate Senior Executive Vice President: Hiroshi Saji
Representative Director, Corporate Senior Executive Director: Akihiko Kumagai
Representative Director, Corporate Senior Executive Director: Terumasa Yoneda
Representative Director, Corporate Senior Executive Director: Toshishige Hamano
Representative Director, Corporate Senior Executive Director: Keiichi Miyata
Representative Director, Corporate Senior Executive Director: Masaaki Ohtsuka
Representative Director, Corporate Senior Executive Director: Akira Mitarai
Representative Director, Corporate Senior Executive Director: Shigeo Nakabu
Corporate Executive Director: Yoichi Sakai
Corporate Executive Director: Kenji Ohta
Corporate Executive Director: Yoshiaki Ibuchi
Corporate Executive Director: Masafumi Matsumoto

After the Ordinary General Meeting of Shareholders, the following Corporate Auditors (full-time) were chosen after consultation among the Corporate Auditors, and both of them have taken office.

Corporate Auditor (full-time): Tomohiro Gonda
Corporate Auditor (full-time): Mitsuhiko Iwasaki

- End -